Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-236975

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated April 3, 2020
New Issue	May 15, 2020

ALGONQUIN POWER & UTILITIES CORP.
U.S.$500,000,000
Common Shares

Algonquin Power & Utilities Corp. (the “Corporation”) is hereby qualifying the distribution (the “Offering”) of common shares of the Corporation (“Common Shares”), having an aggregate sale price of up to U.S.$500,000,000 (or the equivalent in Canadian dollars, where the U.S. dollar value of sales denominated in Canadian dollars shall be determined using the daily exchange rate posted by the Bank of Canada on the date such Common Shares are sold). See “Plan of Distribution”.
The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AQN”. On May 14, 2020, the closing prices of the Common Shares on such exchanges were C$18.64 and U.S.$13.29, respectively. The Corporation has applied to list the Common Shares offered by this Prospectus Supplement for trading on the TSX and the NYSE. The listing of such Common Shares on the TSX and the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the TSX and NYSE, respectively.
The Corporation has entered into an equity distribution agreement dated May 15, 2020 (the “Distribution Agreement”) with RBC Dominion Securities Inc., J.P. Morgan Securities Canada Inc., Merrill Lynch Canada Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Canadian Agents”) and RBC Capital Markets, LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”) pursuant to which the Corporation may distribute Common Shares from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying Base Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSX and the NYSE or on any other existing trading market for the Common Shares in Canada or the United States (the “U.S.”). The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.
The Corporation will pay the Agents compensation for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement of up to 2% of the gross sales price per Common Share sold (the “Commission”), which amount will be paid in the same currency as the Common Shares to which such Commission pertains were sold.
As sales agents, the Agents will not engage in any prohibited transactions to stabilize or maintain the price of the Common Shares. No Agent, underwriter or dealer involved in the distribution, no affiliate of such an Agent, underwriter or dealer and no person or company acting jointly or in concert with such an Agent, underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
Investing in the Common Shares involves certain risks that should be carefully considered. See the “Risk Factors” section in this Prospectus Supplement, including in the documents incorporated by reference.

Each of the Agents is a subsidiary or an affiliate of a financial institution which is a lender to the Corporation and/or an affiliate of the Corporation. Consequently, the Corporation may be considered a “connected issuer” of such Agents within the meaning of applicable securities legislation. The net proceeds from this Offering may be used to reduce the Corporation’s indebtedness to such lenders. See “Relationship Between the Corporation and the Agents”, “Use of Proceeds” and “Plan of Distribution”.
The Canadian Agents will sell Common Shares only on marketplaces in Canada and the U.S. Agents will sell Common Shares only on marketplaces in the U.S.
The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers should be aware that such requirements are different from U.S. disclosure requirements. Financial statements incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.
The acquisition of the securities described herein may subject purchasers to tax consequences in both the U.S. and Canada. This Prospectus Supplement and the accompanying Base Shelf Prospectus may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the accompanying Base Shelf Prospectus.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process in Canada”.
The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

S-ii

Prospectus Supplement

S-i

Base Shelf Prospectus

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS
This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Common Shares and also adds to and updates certain information contained in the accompanying Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the accompanying Base Shelf Prospectus.
If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Base Shelf Prospectus, investors should rely on the information in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and in the accompanying Base Shelf Prospectus. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the accompanying Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents unless otherwise noted herein or as required by law, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.
Unless the context otherwise requires, all references in the accompanying Base Shelf Prospectus and this Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its direct or indirect subsidiary entities.
CURRENCY
In this Prospectus Supplement, references to “dollars” or “U.S.$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.
The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2017, 2018 and 2019 and for the three months ended March 31, 2019 and 2020, in each case as reported by the Bank of Canada.

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019	2018	2017
High	0.7710	0.7637	0.7699	0.8138	0.8245
Low	0.6898	0.7353	0.7353	0.7330	0.7276
Average	0.7443	0.7522	0.7537	0.7721	0.7708
Period End	0.7049	0.7483	0.7699	0.7330	0.7971

The daily exchange rate on May 14, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars, was C$1.00 = U.S.$0.7097.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws, or “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus Supplement includes, but is not limited to, statements relating to: expected future growth and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Corporation’s business, operations, financial condition, cash flows and results of operations; expectations regarding the use of proceeds from equity financing; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to energy production hedges; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the anticipated closing of the Corporation’s acquisitions of Ascendant Group Limited and American Water Works Company Inc.’s regulated operations in the State of New York; expectations regarding the Corporation’s corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions and approvals; expectations regarding the cost of operations, capital spending and maintenance and the variability of those costs; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; business plans for the Corporation’s subsidiaries and joint ventures; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; expected future base rates; expectations regarding succession planning; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of the Corporation’s outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in the Corporation’s target markets; accounting estimates; interest rates; currency exchange rates; commodity prices; and this Offering, including the expected use of proceeds and the anticipated listing of the Common Shares on the TSX and the NYSE. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability due to natural disasters, diseases or other force majeure events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, or political conditions, public policies or directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; and favourable labour relations. Given the uncertainty and rapidly evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation's assumptions and expectations as compared to prior periods. For a discussion of certain additional assumptions related to the COVID-19 pandemic, see “The COVID-19 Pandemic” and “Outlook” in the Corporation’s Management Discussion and Analysis (“MD&A”) for the three months ended March 31, 2020.

The forward-looking information in this Prospectus Supplement, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases and other force majeure events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures, including Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa S.A.; Abengoa-Algonquin Global Energy Solutions acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Common Shares; and the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the section of this Prospectus Supplement entitled “Risk Factors”, in the Corporation’s Annual Information Form dated February 27, 2020 for the year ended December 31, 2019 (the “AIF”) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A under the heading “Enterprise Risk Management”.
Forward-looking information contained in this Prospectus Supplement, including the documents incorporated by reference, is made as of the date of this Prospectus Supplement, the accompanying Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained or incorporated by reference in this Prospectus Supplement is qualified by these cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION
The financial statements of the Corporation incorporated herein by reference and in the accompanying Base Shelf Prospectus are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and in the accompanying Base Shelf Prospectus has been prepared in accordance with U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the accompanying Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the accompanying Base Shelf Prospectus and reference should be made to the accompanying Base Shelf Prospectus for full particulars. However, any description of our credit ratings in any of the documents referred to in the “Documents Incorporated by Reference” section of the accompanying Base Shelf Prospectus shall not be incorporated by reference into this Prospectus. Copies of the documents incorporated by reference herein and in the accompanying Base Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

See “Documents Incorporated by Reference” in the accompanying Base Shelf Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Prospectus:
(a)	the AIF;
(b)
the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and December 31, 2018, together with the auditors’ report thereon, as filed on SEDAR (as defined herein) on February 27, 2020;

(c)	the MD&A of the Corporation for the year ended December 31, 2019, as filed on SEDAR on February 27, 2020;
(d)	the Management Information Circular of the Corporation filed on SEDAR on May 5, 2020 in respect of the Corporation’s annual meeting of shareholders to be held on June 4, 2020;
(e)	the interim unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2020, as filed on SEDAR on May 7, 2020;
(f)	the MD&A of the Corporation for the three months ended March 31, 2020, as filed on SEDAR on May 7, 2020; and
(g)	the material change report of the Corporation dated February 18, 2020 in respect of certain succession planning matters.
Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and MD&A relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in this Prospectus (except that any description of our credit ratings in any such documents shall not be deemed to be incorporated by reference into this Prospectus). In addition, pursuant to the Decision (as defined herein, see “Exemptions”), if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of the Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.
Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Offering the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.

Any statement contained in this Prospectus Supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 with respect to the Common Shares to be issued under the Offering. This Prospectus Supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement, the accompanying Base Shelf Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
The Corporation will provide to each person to whom this Prospectus is delivered, without charge, upon request to the Corporate Secretary of the Corporation at Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and in the accompanying Base Shelf Prospectus. The Corporation is subject to the information requirements of the U.S. Exchange Act, and applicable Canadian securities legislation and, in accordance therewith, does not incorporate by reference in this Prospectus Supplement or in the accompanying Base Shelf Prospectus any of the information on, or accessible through, its website.
The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or in the accompanying Base Shelf Prospectus.

BUSINESS OF THE CORPORATION

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at Suite 100, 354 Davis Road, Oakville, Ontario L6J 2X1.
The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States and Canada; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.

Renewable Energy Group	Regulated Services Group

Wind Power Generation Solar Generation Hydro Electric Generation Thermal Co-Generation	Electric Utilities Natural Gas Utilities Water & Wastewater Utilities Natural Gas and Electric Transmission

Renewable Energy Group

The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada.  The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
In addition to directly owned and operated assets, the Corporation also holds an approximate 44.2% indirect beneficial interest in Atlantica, a NASDAQ-listed company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets. The Corporation reports its investment in Atlantica under the Renewable Energy Group.
Regulated Services Group

The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States and Canada serving approximately 805,000 connections. The Regulated Services Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

DESCRIPTION OF THE COMMON SHARES
The Corporation is authorized to issue an unlimited number of Common Shares. See “Description of Equity Securities – Common Shares” in the accompanying Base Shelf Prospectus for a description of the material attributes and characteristics of the Common Shares. As of May 14, 2020, 527,396,006 Common Shares were issued and outstanding.
USE OF PROCEEDS
The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. See “Plan of Distribution”.
The Corporation expects that the net proceeds of the Offering, if any, will be used to fund acquisitions, general and administrative expenses, working capital needs, repayment of indebtedness, and/or other general corporate purposes. The Corporation may invest funds which the Corporation does not immediately require in short-term investment instruments. The Corporation may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the consolidated capitalization of the Corporation since March 31, 2020, the end of the most recent interim reporting period for the Corporation, which have not been disclosed in the accompanying Base Shelf Prospectus or in the documents incorporated by reference therein, or elsewhere in this Prospectus Supplement.
The Corporation may from time to time during the period that the Offering remains in effect issue and sell Common Shares under this Prospectus Supplement having an aggregate sale price of up to U.S.$500,000,000 (or the equivalent in Canadian dollars, where the U.S. dollar value of sales denominated in Canadian dollars shall be determined using the daily exchange rate posted by the Bank of Canada on the date such Common Shares are sold). See “Plan of Distribution”.

PLAN OF DISTRIBUTION
The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Common Shares having an aggregate sale price of up to U.S.$500,000,000 (or the equivalent in Canadian dollars, where the U.S. dollar value of sales denominated in Canadian dollars shall be determined using the daily exchange rate posted by the Bank of Canada on the date such Common Shares are sold) in each of the provinces of Canada and in the U.S. pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, the price may vary as between purchasers and during the period of distribution. Pursuant to the Decision, the aggregate number of Common Shares sold on the TSX or another Canadian marketplace as at-the-market distributions on any trading day will not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day. The Corporation cannot predict the number of Common Shares that the Corporation may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S., or if any Common Shares will be sold.
The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by the Corporation and the Agents. The Corporation will designate the maximum number of Common Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. Subject to the terms and conditions of the Distribution Agreement, the applicable Agent or Agents will use their commercially reasonable efforts to sell, on the Corporation’s behalf, all of the Common Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Common Shares if the sales cannot be achieved at or above the price designated by the Corporation in a particular placement notice.
Either the Corporation or the applicable Agent or Agents may suspend the Offering upon proper notice to the other party. The Corporation and the applicable Agent or Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time. Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of: (i) May 3, 2022; (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement; (iii) the withdrawal of this Prospectus Supplement or the accompanying Base Shelf Prospectus; and (iv) the termination of the Distribution Agreement as permitted therein.
The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2% of the gross sales price per Common Share sold. The Commission will be paid in the same currency as the Common Shares to which such Commission pertains were sold. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Common Shares.
The applicable Agent or Agents will provide written confirmation to the Corporation no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the Commission payable by the Corporation to the applicable Agent or Agents with respect to such sales and the net proceeds payable to the Corporation. The applicable Agent or Agents will also assist the Corporation with such other periodic reporting as may be reasonably requested by the Corporation with respect to the sales of Common Shares.
The Corporation will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation’s annual and interim financial statements and MD&A filed on SEDAR and EDGAR, for any quarters in which sales of Common Shares occur.
Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the U.S. will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Corporation and the Agents may agree.

The Canadian Agents will sell Common Shares only on marketplaces in Canada and the U.S. Agents will sell Common Shares only on marketplaces in the U.S.
In connection with the sales of the Common Shares on the Corporation’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any prohibited transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement. No Agent, underwriter or dealer involved in the distribution of Common Shares under the Offering, no affiliate of such an Agent, underwriter or dealer and no person or company acting jointly or in concert with such an Agent, underwriter or dealer has over-allotted, or will over-allot, securities in connection with such distribution or effected, or will effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the offering of the Common Shares. The Corporation and certain of its affiliates may have outstanding indebtedness owing to certain of the Agents and affiliates of such Agents, a portion of which the Corporation may reduce or repay with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship Between the Corporation and the Agents”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Such receipt would constitute a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the Offering will be conducted in accordance with FINRA Rule 5121. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. In addition, to comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.
The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately U.S.$0.6 million.
The Corporation has applied to list the Common Shares offered by this Prospectus Supplement for trading on the TSX and the NYSE. The listing of such Common Shares on the TSX and the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE, respectively.
RELATIONSHIP BETWEEN THE CORPORATION AND THE AGENTS
The Agents and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for the Corporation for which they have received or will receive customary fees and expenses. The Agents may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.
Each of the Agents is a subsidiary or an affiliate of a financial institution which is a lender (collectively, the “Lenders”) to the Corporation, Algonquin Power Co. (a trust of which the Corporation is the sole unitholder) and/or Liberty Utilities Co. (a subsidiary of the Corporation) under their respective credit facilities. Accordingly, the Corporation may be considered to be a “connected issuer” of the Agents under applicable securities laws.
As of May 12, 2020, there was approximately: (i) no amounts drawn under the Corporation’s delayed draw non-revolving term credit facility entered into on April 9, 2020; (ii) U.S.$60.0 million and C$32.0 million drawn and U.S.$11.3 million and C$2.6 million in outstanding letters of credit under the Corporation’s revolving credit facility; (iii) U.S.$290.0 million drawn, no commercial paper issued and U.S.$48.3 million in outstanding letters of credit under the Liberty Utilities Group revolving credit facility; (iv) U.S.$247.9 million and C$27.2 million in outstanding letters of credit under the Liberty Power Group letter of credit facility; (v) U.S.$145.5 million and C$25.0 million drawn and U.S.$18.0 million and C$1.0 million in outstanding letters of credit under the Liberty Power Group credit facility; (vi) U.S.$75.0 million drawn and no outstanding letters of credit under the Liberty Utilities Group term credit facility; and (vii) U.S.$ 200.0 million drawn under the Liberty Utilities Group delayed draw non-revolving term credit facility entered into on April 9, 2020. The Corporation, Algonquin Power Co. and Liberty Utilities Co. are in compliance with all material terms of the agreements governing the respective facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution.

None of the Lenders have been or will be involved in the decision to offer the Common Shares and none have been or will be involved in the determination of the terms of any distribution of Common Shares under the Offering. Proceeds from the sale of Common Shares may, among other things, be used to reduce indebtedness which the Corporation or its subsidiaries may have with one or more Lenders which are related to an Agent or may be invested in short term deposits or securities, including of or with the Agents or their affiliates. See “Use of Proceeds”.
TRADING PRICES AND VOLUMES
Common Shares
The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “AQN”. The following table sets forth the high and low trading prices for, and the aggregate volume of trading of, the Common Shares on the TSX for the periods indicated.
	Price (C$)		Monthly Trading Volume
Month	High	Low

2019
May	15.98	15.00	22,747,144
June	16.60	15.69	21,626,090
July	16.65	15.80	20,423,588
August	17.45	16.46	23,273,118
September	18.47	17.19	22,881,613
October	18.80	17.43	43,404,626
November	18.67	17.55	62,281,527
December	19.34	18.25	41,206,121

2020
January	20.52	18.11	34,578,506
February	22.29	19.31	38,590,838
March	22.39	13.84	74,221,982
April	20.45	17.47	39,898,774
May 1 - 14	19.66	17.98	14,469,749
(Source: TMX Datalinx)
PRIOR SALES
During the 12-month period preceding the date of this Prospectus Supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:
Common Shares
During the 12-month period preceding the date of this Prospectus Supplement, the Corporation issued an aggregate of 1,756,799 Common Shares pursuant to its at-the-market equity program at an average issue price of C$16.71, as set out in the chart below:
Month of Issue	Number of Common Shares Issued	Average Issue Price (C$)
June 2019	509,431	16.35
July 2019	564,500	16.19
August 2019	582,268	17.19
September 2019	100,600	17.32

Convertible Securities
During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued 13,299 Common Shares on the conversion of 5.00% convertible unsecured subordinated debentures issued in the first quarter of 2016:
Date of Issue	Number of Shares Issued
May 9, 2019	1,415
June 4, 2019	1,886
June 18, 2019	943
November 13, 2019	943
November 20, 2019	6,603
January 13, 2020	94
January 30, 2020	1,415
Stock Options
On March 31, 2020, the Corporation granted 948,347 options under its stock option plan at an exercise price of C$16.70 per stock option.
During the 12-month period preceding the date of this Prospectus Supplement, 3,503,473 stock options were exercised at a weighted average exercise price of C$12.60 in exchange for 975,430 Common Shares issued from treasury, and 2,528,043 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
Performance Share Units / Restricted Share Units
During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following restricted share units (“RSUs”) and performance share units (“PSUs”) under its Performance and Restricted Share Unit Plan for employees of the Corporation and its participating affiliates (the “Share Unit Plan”):

Period	Number of RSUs Granted	Number of PSUs Granted
Three Months Ended September 30, 2019	23,452	385,967
Three Months Ended December 31, 2019	105,934	-
Three Months Ended March 31, 2020	107,915	325,441
April 1 – May 14, 2020	116,921	-
Additional PSUs and RSUs, as applicable, are also issued quarterly, pursuant to the terms of the Share Unit Plan, as dividend equivalents units on outstanding PSUs and/or RSUs, as applicable, in connection with the payment of dividends on the Common Shares.
Under the Share Unit Plan, the Corporation has the option to pay vested PSUs and RSUs in cash, Common Shares purchased on the market or in Common Shares issued from treasury. If vested PSUs or RSUs are paid in Common Shares, the participant would receive one Common Share for each whole vested PSU or RSU.
On March 16, 2020, the Corporation settled 825,859 PSUs and RSUs in exchange for 441,342 Common Shares issued from treasury, and 384,517 PSUs and RSUs were settled at their cash value as payment for tax withholdings related to the settlement of PSUs and RSUs.
Directors’ Deferred Share Units
During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following deferred share units (“DSUs”) under its DSU Plan to non-employee directors of the Corporation.
Period	Number of Units Granted
May 15 - June 2019	20,255
Three Months Ended September 2019	19,068
Three Months Ended December 2019	18,478
Three Months Ended March 2020	22,611
April 1 – May 14, 2020	4,655
Under the DSU Plan, non-employee directors of the Corporation may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. The DSU Plan provides for settlement of DSUs in cash or Common Shares at the election of the Corporation. Additional DSUs are also issued quarterly, pursuant to the terms of the DSU Plan, as dividend equivalent units on outstanding DSUs in connection with the payment of dividends on the Common Shares.
Employee Share Purchase Plan
During the 12-month period preceding the date of this Prospectus Supplement, the Corporation issued 265,537 Common Shares pursuant to its employee stock purchase plan at a weighted average issue price of C$18.03 per Common Share.
Dividend Reinvestment Plan
During the 12-month period preceding the date of this Prospectus Supplement, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:
Month of Issue	Number of Common Shares	Price per Share
July 2019	1,523,821	C$16.19
October 2019	1,318,895	C$17.42
January 2020	1,244,696	C$17.79
April 2020	667,001	C$18.49

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Agents, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a purchaser who acquires as beneficial owner Common Shares pursuant to this Offering and who, for purposes of the Tax Act, deals at arm’s length with the Corporation and the Agents, is not affiliated with the Corporation or the Agents, and acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Common Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the provisions of the Tax Act and the regulations thereto (the “Regulations”) in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.
This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances.
Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.
Residents of Canada
The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Common Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares, and all other Canadian securities held by such person, treated as capital property.  Resident Holders considering making such election should first consult their own tax advisors.
The following portion of this summary does not apply to a Resident Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Common Shares, a “derivative forward agreement” or “synthetic disposition arrangement”, each as defined in the Tax Act, or (vi) that receives dividends on its Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, or (vii) that is exempt from tax under Part I of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to an investment in Common Shares.  In addition, this summary does not address the deductibility of interest by a Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.
Taxation of Dividends
Dividends received or deemed to be received on a Common Share will be included in computing a Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation”, (as defined in section 186 of the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.
Disposition of Common Shares
Upon a disposition or a deemed disposition of a Common Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Resident Holder. The cost to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property at that time, if any.
One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder’s income for that year, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.
If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.
If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.
Non-Resident Holders
The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Common Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (within the meaning of the Tax Act).
Taxation of Dividends
Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.  Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares
A Non-Resident Holder of Common Shares who disposes of or is deemed to dispose of Common Shares (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares unless the Common Shares constitute, or are deemed to constitute, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the 60-month period ending at that time: (i) 25% or more of the issued shares of any class or series of the Corporation’s capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.
If the Common Shares are considered taxable Canadian property to the Non-Resident Holder, then upon a disposition or a deemed disposition of such Common Shares (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), the Non-Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Non-Resident Holder.
One half of any such capital gain (a “taxable capital gain”) realized by a Non-Resident Holder in a taxation year will be required to be included in computing the Non-Resident Holder’s income for that year, and one half of any such capital loss (an “allowable capital loss”) realized by a Non-Resident Holder in a taxation year must generally be deducted against taxable capital gains realized by the Non-Resident Holder in that year from dispositions of taxable Canadian property. Allowable capital losses from dispositions of taxable Canadian property not deductible in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years from dispositions of taxable Canadian property, subject to the detailed rules contained in the Tax Act in this regard.
An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of Common Shares notwithstanding that such shares may constitute taxable Canadian property.
Non-Resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations applicable to a U.S. holder (as defined below) relating to the purchase, ownership and disposition of Common Shares pursuant to the Offering. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect.  The Corporation has not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary is limited to beneficial owners of Common Shares that purchased such Common Shares in the Offering for cash and that hold such common stock as capital assets within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation and does not deal with any U.S. federal tax consequences other than income taxes (such as estate and gift tax consequences) or any state, local or foreign tax consequences.  In addition, this summary does not address all United States federal income tax considerations that may be applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•
tax consequences to holders who may be subject to special tax treatment, such as brokers and dealers in securities, currencies or commodities, thrifts, banks and financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, governmental organizations, qualified foreign pension funds, traders in securities that elect to use a mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the United States, controlled foreign corporations and corporations that accumulate earnings to avoid U.S. federal income tax, passive foreign investment companies, or insurance companies;

•
tax consequences to persons holding Common Shares as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell Common Shares under the constructive sale provisions of the Code;

•	tax consequences to persons whose functional currency is not the U.S. dollar;
•	tax consequences to persons subject to special tax accounting rules under section 451(b) of the Code;
•	tax consequences to holders that own, directly, indirectly or constructively stock representing 10% or more of the total combined voting stock or value of the Corporation;
•	tax consequences available to persons that will hold Common Shares in an individual retirement account, 401(k) plan or similar tax-favored account;
•	tax consequence to holders who hold Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
•	tax consequences to partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities; or
•	alternative minimum tax consequences, if any.
If an entity (or arrangement) classified as a partnership for U.S. federal income tax purposes holds Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisor.
This summary of certain United States federal income tax considerations is for general information only and is not tax advice, and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their own tax advisor with respect to the application of United States federal income tax laws to their particular situation as well as any tax considerations arising under other United States federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
For purposes of this summary, a “U.S. holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions on Common Shares
Distributions on the Common Shares will be treated as dividends to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution would be treated as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in the Common Shares. To the extent that such distribution exceeds a U.S. holder’s adjusted tax basis, it would be treated as capital gain. Such capital gain would be long-term capital gain if the U.S. holder’s holding period in the Common Shares exceeds one year as of the date of distribution. Otherwise, such capital gain would be short-term capital gain. Long-term capital gain of a non-corporate U.S. holder is generally eligible for reduced rates of taxation. The Corporation does not intend to maintain calculations of earnings and profits in a manner necessary to enable U.S. holders to determine the extent to which a distribution would be treated as a dividend. U.S. holders should therefore assume that any distribution by the Corporation with respect to the Common Shares would constitute dividend income.
Certain dividends paid to non-corporate U.S. holders by “qualified foreign corporations” may be taxed at favorable rates. If the Common Shares are readily tradable on an established U.S. securities market within the meaning of the Code or if the Corporation is eligible for benefits under the income tax treaty between Canada and the United States, the Corporation generally would constitute a qualified foreign corporation for U.S. federal income tax purposes and, therefore,  distributions on the Common Shares to non-corporate U.S. holders that are treated as dividends for U.S. federal income tax purposes would be treated as qualified dividend income eligible for such favorable rates, provided the applicable holding period requirements and certain other requirements are met (including, without limitation, the requirement that the Corporation not be classified as a “passive foreign investment company” for U.S. federal income tax purposes (a “PFIC”)). Distributions on the Common Shares will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code with respect to certain dividends.  The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the application of such rules.
The amount of dividend income for U.S. federal income tax purposes will include any amounts withheld in respect of Canadian taxes.
Sale or Other Taxable Disposition of Common Shares
Upon a sale or other taxable disposition of Common Shares, U.S. holders generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the holder’s tax basis in the Common Shares. Gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Common Shares have been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.
PFIC Rules
In general, the Corporation will be a PFIC for United States federal income tax purposes in any taxable year if (after taking into account the income and assets of Corporation and certain of its subsidiaries) 75% or more of its gross income is passive income, or at least 50% of the average value of its assets is attributable to assets held for the production of, or that produce, passive income. For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.
PFIC status is determined on an annual basis. The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2020. The determination of whether the Corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and will depend on the composition of the Corporation’s income, expenses and assets from time to time and the nature of its activities. PFIC classification is factual in nature, and generally cannot be determined until the close of the taxable year in question. Consequently, there can be no assurances regarding the PFIC status of the Corporation for its current or any future taxable year. If you own Common Shares during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to you thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether the Corporation is a PFIC.
In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of the Common Shares (potentially including dispositions that would not otherwise be taxable), including taxation at maximum ordinary income tax rates plus an interest charge on both gain from the sale of the Common Shares and certain "excess distributions" paid by the Corporation. In addition, in any year in which the Corporation is a PFIC, a U.S. holder generally must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received in the event you make certain elections (to the extent available)) from the Corporation, any gain realized on a disposition of the Common Shares and certain other information.

U.S. holders are urged to consult their own tax advisor about the PFIC rules in connection with their holding of the Common Shares, including potential elections that may be available to mitigate some of the adverse consequences relating to PFIC status.
Medicare Tax
Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% tax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Common Shares.
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. holders who use the accrual method of tax accounting. Each U.S. holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex and will depend on the holder’s particular circumstances, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
Backup Withholding and Information Reporting
Information returns may be required to be filed with the IRS in connection with dividends received with respect to Common Shares and proceeds from the disposition of Common Shares, unless the U.S. holder is an exempt recipient. A U.S. holder may also be subject to backup withholding on these payments unless the holder provides such holder’s taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules or the holder provides proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
U.S. holders may be required to report information relating to an interest in Common Shares or an account through which Common Shares are held, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by attaching a complete IRS Form 8938 to such holder’s tax return for each year in which such holder holds an interest in Common Shares.  In addition, U.S. holders may be required to make other tax filings with respect to their investment in Common Shares, including, among others, IRS Form 926.  Penalties for failure to file certain of these information returns may be substantial. U.S. holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

RISK FACTORS
An investment in the Common Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF entitled “Enterprise Risk Factors” and in the most recent annual and interim MD&A entitled “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.
Discretion in the Use of Proceeds
Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.
Future Sales or Issuances of Securities
The Corporation may sell additional Common Shares or other securities in subsequent offerings. The Corporation may also issue additional securities to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per Common Share.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:
•	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement, including the Corporation’s Annual Report on Form 40-F filed with the SEC on February 27, 2020; and
•	the Form 6-K dated May 15, 2020 and filed with the SEC on May 15, 2020 with respect to the Offering.
INTERESTS OF EXPERTS
Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Agents by Cravath, Swaine & Moore LLP with respect to U.S. legal matters and Bennett Jones LLP with respect to Canadian legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.
INDEPENDENT AUDITORS
Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are (i) independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) an independent registered public accounting firm with respect to the Corporation within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.
The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.
AGENT FOR SERVICE OF PROCESS IN CANADA
Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
ELIGIBILITY FOR INVESTMENT
In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Agents, subject to the provisions of any particular plan, provided that the Common Shares offered hereby are listed on a designated stock exchange (which currently includes the TSX and the NYSE) or the Corporation is a “public corporation” for the purposes of the Tax Act, the Common Shares, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, or a tax free savings account (“TFSA”).
Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, TFSA or RDSP, the annuitant under an RRSP or RRIF, a subscriber of an RESP, or the holder of a TFSA or an RDSP, as the case may be, may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF, RESP, TFSA or RDSP within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF, or a subscriber of the RESP, or the holder of the TFSA or the RDSP, as the case may be, deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, Common Shares will not be a prohibited investment if such Common Shares are “excluded property” as defined in the Tax Act for a trust governed by an RRSP, RRIF, RESP, TFSA or RDSP.
Prospective investors who intend to hold Common Shares in their RDSP, RESP, RRIF, RRSP or TFSA are urged to consult their own tax advisors concerning whether the Common Shares would constitute prohibited investments, including whether the Common Shares would be excluded property, in their particular circumstances.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 3, 2020

ALGONQUIN POWER & UTILITIES CORP.

US$3,000,000,000
Debt Securities (unsecured)
Subscription Receipts
Preferred Shares
Common Shares
Warrants
Share Purchase Contracts
Share Purchase or Equity Units
Units

Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) unsecured debt securities of the Corporation (“Debt Securities”); (ii) subscription receipts of the Corporation (“Subscription Receipts”); (iii) preferred shares of the Corporation (“Preferred Shares”); (iv) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (v) warrants to purchase Common Shares (“Warrants”); (vi) Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein); (vii) Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein);  and (viii) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Debt Securities, Subscription Receipts, Equity Securities, Warrants, Share Purchase Contracts and Share Purchase or Equity Units (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to US$3,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities based on the applicable exchange rate at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

i

The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities”.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (iii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iv) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR, SOFR or U.S. Federal funds rate.

The Corporation may sell the Securities to or through underwriters, dealers or remarketing firms purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers, remarketing firms or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, series A (the “Series A Preferred Shares”) and cumulative rate reset preferred shares, series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding US$250,000,000 6.875% fixed-to-floating subordinated notes – Series 2018-A due October 17, 2078 (the “2018 Debentures”) and US$350,000,000 6.20% fixed-to-floating subordinated notes – Series 2019-A due July 1, 2079 (the “2019 Debentures”) are each listed and posted for trading on the NYSE under the trading symbols “AQNA” and “AQNB”, respectively.

Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares, Series D Preferred Shares, 2018 Debentures and 2019 Debentures, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Melissa Barnes, D. Randy Laney, Masheed Saidi and Dilek Samil, directors of the Corporation, each reside outside of Canada. Each of Ms. Barnes, Mr. Laney, Ms. Saidi and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless the context requires otherwise, all references in this Prospectus and any Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars. References to “dollars” or “US$” are to lawful currency of the United States of America. References to “Canadian dollars” or “C$” are to lawful currency of Canada.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one Canadian dollar in exchange for U.S. dollars, based on the daily exchange rate for the years ended December 31, 2017, 2018 and 2019, in each case as reported by the Bank of Canada.

	Year ended December 31,
	2019	2018	2017
High	0.7699	0.8138	0.8245
Low	0.7353	0.7330	0.7276
Average	0.7537	0.7721	0.7708
Period End	0.7699	0.7330	0.7971

Unless otherwise indicated, financial information contained in this Prospectus and presented in both Canadian dollars and U.S. dollars has been translated to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on April 2, 2020 of C$1.00 = US$0.7053.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of  applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus includes, but is not limited to, statements relating to: the future growth, results of operations, performance, business prospects and opportunities of the Corporation; expectations regarding earnings and cash flow; expectations regarding credit ratings and the maintenance thereof; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received; the expected timeline for regulatory approvals and permits; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; expectations with respect to revenues pursuant to energy production hedges; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and expected completion dates; expectations regarding the Corporation’s corporate development activities and the results thereof; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; business plans for the Corporation’s subsidiaries and joint ventures; expected future base rates; environmental liabilities; dividends to shareholders; and the timing for closing of pending acquisitions, including the acquisitions of Ascendant Group Limited and American Water Works Company, Inc.’s regulated operations in the State of New York. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational or supply chain disruptions or liability due to natural disasters, diseases or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects, including as a result of the 2019 novel coronavirus outbreak; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa S.A., acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica’s ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the AIF (as defined herein) under the heading “Enterprise Risk Factors” and in the Corporation’s most recent annual and interim MD&A (as defined herein) under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation and, in accordance therewith, files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov as well as from commercial document retrieval services. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus or any Prospectus Supplement.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement has been prepared in accordance with generally accepted accounting principles in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	the Corporation’s Annual Information Form dated February 27, 2020 for the year ended December 31, 2019 (the “AIF”);

(b)
the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2019 and December 31, 2018, together with the report of independent registered public accounting firm thereon;

(c)	the Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2019;

(d)	the Management Information Circular of the Corporation filed on SEDAR on May 7, 2019 in respect of the Corporation’s annual and special meeting of shareholders held on June 6, 2019; and

(e)	the material change report of the Corporation dated February 18, 2020 in respect of certain succession planning matters.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the report of independent registered public accounting firm thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.

Upon new audited annual financial statements and related MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous audited annual financial statements and related MD&A and all interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new annual information form being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed prior to the start of such financial year and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s EDGAR system at www.sec.gov.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

DESCRIPTION OF THE BUSINESS

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and registered office of the Corporation is located at Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States and Canada; and the Renewable Energy Group, which primarily owns and operates a diversified portfolio of renewable generation assets. The Corporation also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects.

Renewable Energy Group	Regulated Services Group

Wind Power Generation Solar Generation Hydro Electric Generation Thermal Co-Generation	Electric Utilities Natural Gas Utilities Water & Wastewater Utilities Natural Gas and Electric Transmission

Renewable Energy Group

The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located across the United States and Canada.  The Renewable Energy Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

In addition to directly owned and operated assets, the Corporation also holds an approximate 44.2% indirect beneficial interest in Atlantica, a NASDAQ-listed company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets. The Corporation reports its investment in Atlantica under the Renewable Energy Group.

Regulated Services Group

The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States and Canada serving approximately 804,000 connections. The Regulated Services Group seeks to provide safe, high quality and reliable services to its customers and to deliver stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.

DESCRIPTION OF DEBT SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Debt Securities.  The particular terms and provisions of a series of Debt Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

The Debt Securities will be direct unsecured obligations of the Corporation and will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The Debt Securities may be offered separately or together with other Securities.  The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”) in each case between the Corporation and a trustee (or a U.S. trustee and a Canadian co-trustee) (an “Indenture Trustee”), determined by the Corporation in accordance with applicable laws. Any Debt Securities offered or sold to persons in the U.S. pursuant to this Prospectus will be issued under a Trust Indenture substantially in the form of one of the Trust Indentures filed with the SEC as an exhibit to the Corporation’s registration statement of which this Prospectus is a part. A copy of any Trust Indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on the Corporation’s SEDAR profile at www.sedar.com. The statements made below relating to the Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof, are not complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

The Corporation conducts its business primarily through its subsidiaries. Accordingly, the ability of the Corporation to meet its obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to the Corporation. The Corporation’s subsidiaries are separate legal entities and have no independent obligation to pay dividends. Prior to paying dividends, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, subsidiaries which are regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to the Corporation or may require that the Corporation contribute capital. In the future, laws or regulations may be enacted that prohibit or further restrict the ability of the subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that the Corporation and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain subsidiaries have incurred substantial amounts of debt in the operation and expansion of their businesses, and it is anticipated that certain subsidiaries will continue to do so in the future.

Holders of Debt Securities will generally have a junior position to claims of creditors of the Corporation’s subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of the Corporation’s subsidiaries.

Unless otherwise specified in a Prospectus Supplement, the Trust Indentures will not limit the amount of indebtedness or preference or preferred shares issuable by the Corporation or its subsidiaries.

The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Trust Indenture under which such Debt Securities are issued.

General

The Trust Indentures will not limit the amount of Debt Securities that may be issued thereunder. The Corporation may issue Debt Securities from time to time under a Trust Indenture in one or more series by entering into supplemental indentures or by its board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:

(a)	the title of the series;

(b)	the total principal amount of the Debt Securities of the series;

(c)	the date or dates on which principal is payable or the method for determining the date or dates, and any right that the Corporation has to change the date on which principal is payable;

(d)	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

(e)	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)	whether the Corporation may extend the interest payment periods and, if so, the terms of the extension;

(g)	the place or places where payments will be made;

(h)	whether the Corporation has the option to redeem the Debt Securities and, if so, the terms of such redemption option;

(i)	any obligation that the Corporation has to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

(j)	any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

(k)	the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

(l)
if payments may be made, at the election of the Corporation or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

(m)	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

(n)	whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

(o)	the events of default or covenants with respect to the Debt Securities;

(p)	any index or formula used for determining principal, premium or interest;

(q)	the terms of the subordination of any series of subordinated debt;

(r)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(s)	the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

(t)	any other terms.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. Debt Securities represented by instalment receipts will not be offered or sold to persons in the U.S. pursuant to this Prospectus. A copy of any such instalment receipt and pledge agreement or similar agreement will be filed by the Corporation with securities regulatory authorities after it has been entered into and will be available on the Corporation’s SEDAR profile at www.sedar.com.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The particular terms and provisions of Subscription Receipts offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

(e)
the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(g)	the material tax consequences of owning Subscription Receipts; and

(h)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada and with the SEC in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com.

DESCRIPTION OF EQUITY SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the securities regulatory authorities in each of the provinces of Canada and is available electronically at www.sedar.com.

General

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of April 2, 2020, there were 526,689,493 Common Shares, 4,800,000 Series A Preferred Shares, nil cumulative floating rate preferred shares, series B (the “Series B Preferred Shares”), 100 series C preferred shares (the “Series C Preferred Shares”), 4,000,000 Series D Preferred Shares, nil cumulative floating rate preferred shares, series E (the “Series E Preferred Shares”), nil series F preferred shares (the “Series F Preferred Shares”) and nil series G preferred shares (the “Series G Preferred Shares”) outstanding.

The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered pursuant to a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and to receive a pro rata share of any remaining property and assets of the Corporation upon liquidation, dissolution or winding up of the Corporation. All Common Shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments. As of April 2, 2020, there were 526,689,493 Common Shares issued and outstanding.

The Corporation currently pays a quarterly dividend of US$0.1410 per Common Share for a total annual dividend of US$0.5640 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s cash flow from operations, financial condition, financial leverage, working capital requirements and investment opportunities, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as amended, restated and continued as of June 6, 2019 and approved by shareholders on June 9, 2019. A copy of the shareholder rights plan has been filed with the securities regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.

Preferred Shares

The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation, which may include voting rights. The Preferred Shares of each series will rank equally with the Preferred Shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.

The articles of the Corporation, which include the terms of the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares are available on the Corporation’s SEDAR profile at www.sedar.com.   For a detailed description of the terms and conditions of the Corporation’s existing series of Preferred Shares, see “Description of Capital Structure” in the AIF. The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made or incorporated by reference in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF THE WARRANTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to those Warrants, will be described in the Prospectus Supplement filed in respect of such Warrants. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.

The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered pursuant to any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable;

(f)	the designation and terms of any Securities with which the Warrants are issued;

(g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;

(h)	the currency or currency unit in which the exercise price is denominated;

(i)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(j)	whether such Warrants will be listed on any securities exchange;

(k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;

(l)	whether the Warrants will be issued in fully registered or “book-entry only” form; and

(m)	any other material terms and conditions of the Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
 AND SHARE PURCHASE OR EQUITY UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The Corporation may issue share purchase contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” or instalment basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either that the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment(s) be made at a specified future date(s). The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the applicable Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DESCRIPTION OF THE UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.

The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;

(c)	whether the Units will be issued in fully registered or “book-entry only” form; and

(d)	any other material terms and conditions of the Units.

BOOK-ENTRY ONLY SECURITIES

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in the depository service of a depository identified in a Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers, remarketing firms or agents, as the case may be, named in an accompanying Prospectus Supplement will be a participant of the depository or will have arrangements with a participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.

If the Corporation determines, or the depository notifies the Corporation in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants.

The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to the depository or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participant. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to the depository or its nominee.

Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by the Corporation, any Indenture Trustee, warrant agent, subscription receipt agent, collateral agent, purchase contract agent or custodial agent and depository. Any holder that is not a participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its participant to give such notice or take such action.

The Corporation, the remarketing firms, the underwriters or agents and any Indenture Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the depository relating to beneficial ownership interest in the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to the depository and contained herein or in any Trust Indenture with respect to the rules and regulations of the depository or at the directions of the participants.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capitalization of the Corporation since December 31, 2019, being the date on which the Corporation’s most recently completed financial period ended, which have not been disclosed in this Prospectus or in the documents incorporated by reference herein.

TRADING PRICES AND VOLUMES

The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The outstanding Common Shares are also traded on the NYSE under the trading symbol “AQN”. The Corporation’s outstanding 2018 Debentures and 2019 Debentures are each listed on the NYSE under the symbols “AQNA” and “AQNB”, respectively. On April 2, 2020, the last trading day prior to the date of this Prospectus, (i) the closing price of the Common Shares on the TSX and the NYSE was C$17.89 and US$12.61 per Common Share, respectively; (ii) the closing price of the Series A Preferred Shares on the TSX was C$14.46; (iii) the closing price of the Series D Preferred Shares on the TSX was C$14.90; and (iv) the closing prices of the 2018 Debentures and 2019 Debentures on the NYSE were US$23.12 and US$22.46, respectively, each per US$25 principal amount thereof. Trading price and volume of the Common Shares will be provided as required for each Prospectus Supplement.

EARNINGS-COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Debt Securities having a term to maturity in excess of one year or Preferred Shares pursuant to this Prospectus.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

PLAN OF DISTRIBUTION

The Corporation may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered pursuant to the applicable Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation. Underwriters, remarketing firms and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, remarketing firms or agents may be required to make in respect thereof.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. In the event that the Corporation determines to pursue an “at-the-market” distribution in Canada, the Corporation shall apply for the applicable exemptive relief from the Canadian securities commissions. Any underwriters or agents to or through whom Securities are sold by the Corporation may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.

Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms”, acting as principals for their own account or as agents of the Corporation. Any remarketing firm will be identified and the terms of its agreement, if any, with the Corporation, and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the Securities.

Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the U.S. Securities Act.

RISK FACTORS

An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the Corporation’s most recent annual and interim MD&A and “Enterprise Risk Factors” in the AIF.

Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

INTERESTS OF EXPERTS

Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Gibson, Dunn & Crutcher LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Gibson, Dunn & Crutcher LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

Ernst & Young LLP, the auditors of the Corporation, have confirmed that they are: (i) independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and (ii) independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3.

AST Trust Company (Canada) is the registrar and transfer agent of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares and is the Canadian co-trustee of the 2018 Debentures and the 2019 Debentures. Registers for the registration and transfer of the Common Shares, the Series A Preferred Shares and the Series D Preferred Shares are kept at the office of AST Trust Company (Canada) in Toronto. American Stock Transfer & Trust Company, LLC is the co-transfer agent of the Common Shares in the U.S. and is the U.S. trustee, registrar and transfer agent of the 2018 Debentures and the 2019 Debentures. Registers for the registration and transfer of the 2018 Debentures and the 2019 Debentures are kept at the office of American Stock Transfer & Trust Company, LLC in Brooklyn, New York.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Securities which are convertible, exchangeable or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such convertible, exchangeable or exercisable Securities. The contractual right of rescission will entitle such original purchasers to receive from the Corporation, upon surrender of the underlying securities acquired upon the conversion, exchange or exercise of such Securities, the amount paid for the Securities (and any additional amount paid upon conversion, exchange or exercise), in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Securities that are convertible, exchangeable or exercisable under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Securities that are convertible, exchangeable or exercisable under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units or Preferred Shares  (or Units comprised wholly or partly of such Securities) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. This contractual right of rescission does not extend to holders of Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units or Preferred Shares (or Units comprised wholly or partly of such Securities) who acquire such Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts, Share Purchase or Equity Units or Preferred Shares (or Units comprised wholly or partly of such Securities) from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Warrants in the U.S.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part insofar as required by the SEC’s Form F-10:

•	the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus;

•	the consents of auditors and counsel;

•	the powers of attorney from the directors and certain officers of the Corporation;

•	the appointment of agent for service of process and undertaking on Form F-X;

•	the forms of Trust Indenture; and

•	the statements of eligibility of the trustee on Form T-1.

A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.